
07001022

S   MISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH, D.C.
186
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southern Farm Bureau Fund Distributor, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 Livingston Lane
(No. and Street)

Jackson	MS	39213
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurence E. Favreau (601) 981-7422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

188 East Capitol Street	Jackson	MS	39201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurence E. Favreau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Farm Bureau Fund Distributor, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President & Treasurer
Title


RAMONA G. SHERIDAN
NOTARY
PUBLIC
MADISON

Notary Public

Notary Public State of Mississippi At Large
My Commission Expires: April 6, 2007
Bonded Thru Heiden, Brooks & Garland, Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*




SEC MAIL
PROCESSING
RECEIVED
FEB 26 2007
WASH. D.C.
186
SECTION

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Financial Statements and Schedules

December 31, 2006 and 2005

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Independent Auditors' Report

The Board of Directors
Southern Farm Bureau Fund Distributor, Inc.:

We have audited the accompanying balance sheets of Southern Farm Bureau Fund Distributor, Inc. (a wholly owned subsidiary of Southern Farm Bureau Life Insurance Company) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Farm Bureau Fund Distributor, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

KPMG LLP

February 14, 2007

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Balance Sheets

December 31, 2006 and 2005

Assets		2006	2005
Cash and cash equivalents	$	260,838	322,713
Commissions receivable from parent company (note 2)		13,106	3,808
Prepaid expenses		1,017	1,018
Deferred tax asset		5,389	5,505
	$	280,350	333,044
Liabilities and Stockholder's Equity			
Liabilities:			
Due to parent company (note 2)	$	34,656	81,439
Income taxes payable to parent company		1,253	9,375
Total liabilities		35,909	90,814
Stockholder's equity (note 3):			
Common stock of $25 par value. Authorized 1,000 shares; issued 600 shares		15,000	15,000
Additional paid-in capital		85,000	85,000
Retained earnings		144,441	142,230
Total stockholder's equity		244,441	242,230
	$	280,350	333,044

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Statements of Operations

Years ended December 31, 2006 and 2005

		2006	2005
Income:			
Interest	$	7,703	4,210
Commissions from parent company, net (note 2)		170,945	127,862
		178,648	132,072
Selling, general and administrative expenses (note 2)		175,068	105,285
Income before income taxes		3,580	26,787
Income tax expense (note 5)		1,369	10,245
Net income	$	2,211	16,542

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2006 and 2005

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2004	$ 15,000	85,000	125,688	225,688
Net income	—	—	16,542	16,542
Balance at December 31, 2005	15,000	85,000	142,230	242,230
Net income	—	—	2,211	2,211
Balance at December 31, 2006	$ 15,000	85,000	144,441	244,441

See accompanying notes to financial statements.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Statements of Cash Flows

Years ended December 31, 2006 and 2005

		2006	2005
Reconciliation of net income to net cash (used in) provided by operating activities:			
Net income	$	2,211	16,542
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Deferred tax expense		116	870
Changes in assets and liabilities:			
Commissions receivable from parent company and prepaid expenses		(9,297)	(2,531)
Income taxes payable to parent company		(8,122)	(5,123)
Due to parent company		(46,783)	76,275
Net cash (used in) provided by operating activities		(61,875)	86,033
Cash and cash equivalents at beginning of year		322,713	236,680
Cash and cash equivalents at end of year	$	260,838	322,713
Supplementary cash flows disclosures:			
Income tax payments (paid to parent)	$	9,375	14,498

See accompanying notes to financial statements.

(1) Organization, Business and Summary of Significant Accounting Policies

(a) Organization and Business

Southern Farm Bureau Fund Distributor, Inc. (the Company) was organized for the purpose of engaging in the buying, selling, and dealing in or with various securities or any interest therein. The Company is a wholly owned subsidiary of Southern Farm Bureau Life Insurance Company. The Company currently acts as a broker and dealer of variable life and annuity products offered by Southern Farm Bureau Life Insurance Company.

(b) Commissions

Commission revenues in excess of commission expense to individual salespersons are paid to the Company by its parent and recognized on a trade-date basis as transactions occur. Commission revenues and associated receivables are recognized on a net basis by the Company consistent with an underwriting agreement entered into between the Company and its parent in October 1999.

(c) Income Taxes

The Company's results of operations are included in the consolidated Federal income tax return filed by the Company's parent and its subsidiaries. Taxes are allocated to each subsidiary member of the consolidated group at the maximum Federal statutory rate for each subsidiary's income or loss.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Cash Equivalents

For financial reporting purposes, the Company considers only cash and money market mutual funds to be cash equivalents.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(f) Recently Issued Accounting Standard

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 becomes effective on January 1, 2007. The Company expects that the adoption of FIN 48 in 2007 will have little or no impact on its overall financial position or results of operations.

(2) Related Party Transactions

Certain operating expenses incurred by the Company are reimbursed by the Company's parent and certain professional expenses are paid by the Company's parent and allocated to the Company. Additionally, commission revenues in excess of commission expense to individual salespersons are paid to the Company by its parent and recognized on a trade-date basis as transactions occur. At December 31, 2006 and 2005, the Company was liable to its parent for $21,550 and $77,631, respectively.

(3) Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2006 and 2005, the Company's net capital exceeded required capital by $212,700 and $215,616 respectively. The ratio of aggregate indebtedness to net capital was 0.6 to 1 at December 31, 2006 and 0.8 to 1 at December 31, 2005.

(4) Subordinated Debt

The Company had no subordinated debt at December 31, 2006 or 2005 or at any time during the years then ended.

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Notes to Financial Statements

December 31, 2006 and 2005

(5) Income Taxes

The current and deferred components of income tax expense for the years ended December 31, 2006 and 2005 follow:

		2006	2005
Current:			
Federal	$	1,253	9,375
State		—	—
		1,253	9,375
Deferred:			
Federal		8,406	9,339
State		(8,290)	(8,469)
		116	870
Income tax expense	$	1,369	10,245

The differences between the income tax expense shown on the statements of operations and the amounts computed by applying the Federal income tax rate of 35% in 2006 and 2005 to income before income taxes follow:

		2006	2005
Expected income tax expense	$	1,253	9,375
State income taxes, net		116	870
Income tax expense	$	1,369	10,245

At December 31, 2006 and 2005, the Company had net operating loss carryforwards in the State of Mississippi of $165,802 and $169,382, respectively. These net operating loss carryforwards generated deferred tax assets of $5,389 and $5,505 at December 31, 2006 and 2005, respectively. During 2006 and 2005, management determined based upon the facts and circumstances, that the Company would be able to generate sufficient income in future periods to allow the utilization of these net operating loss carryforwards before their ultimate expiration. As a result, the Company did not record any valuation allowance against the related deferred tax asset during 2006 or 2005.

Schedule 1

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1

December 31, 2006

Net capital:				
Stockholder's equity			$	244,441
Less nonallowable assets:				
Prepaid expenses	$	1,017		
Commissions receivable		13,106		
Deferred tax asset		5,389		
				19,512
Less haircuts – money market mutual funds				3,890
Net capital			$	221,039
Net capital requirement			$	8,339
Net capital in excess of required amount				212,700
Net capital			$	221,039
Aggregate indebtedness			$	125,086
Ratio of aggregate indebtedness to net capital				0.6 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2006, filed by the Company in January 2007.

See accompanying independent auditors' report.

Schedule 2

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Computation for Determination of Reserve
Requirement Under Rule 15c3-3

December 31, 2006

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(1) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies, and the Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

During the year ended December 31, 2006, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(l) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

SOUTHERN FARM BUREAU FUND DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Southern Farm Bureau Life Insurance Company)

Information for Possession or Control
Requirement Under Rule 15c3-3

December 31, 2006

	Market value	Number of items
Information for possession or control requirements:		
Customers' fully-paid and excess-margin securities not in the Company's possession or control as of December 31, 2006 for which instructions to reduce to possession or control had been issued as of December 31, 2006 but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by the Company.	None	None

See accompanying independent auditors' report.

END